UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                             (Amendment No. 3)

                               NESTOR, INC.
        ____________________________________________________________
                             (Name of Issuer)

                       COMMON STOCK, PAR VALUE $.01
        ____________________________________________________________
                      (Title of Class and Securities)

                                 64107410
        ____________________________________________________________
                  (CUSIP Number of Class of Securities)

         Bruce W. Schnitzer, Wand Partners Inc., 630 Fifth Avenue,
                   Suite 2435, New York, New York  10111
        _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              October 5, 1995
        ____________________________________________________________
                      (Date of Event which Requires
                        Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following ( ):

        Check the following box if a fee is being paid with this Statement ( ):



                                SCHEDULE 13D

 CUSIP NO. 64107410

 1     NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       WAND/NESTOR INVESTMENTS L.P.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ( )
                                                                   (b) ( )

 3     SEC USE ONLY

 4     SOURCE OF FUNDS*
       00

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           ( )

 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

                          7     SOLE VOTING POWER
                                3,898,914
        NUMBER OF
          SHARES          8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY         9     SOLE DISPOSITIVE POWER
           EACH                 3,898,914
        REPORTING
         PERSON           10    SHARED DISPOSITIVE POWER
          WITH

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,898,914

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*                                                         ( )

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       33.2%

 14    TYPE OF REPORTING PERSON*
       PN


                                SCHEDULE 13D

 CUSIP NO. 64107410

 1     NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       WAND/NESTOR INVESTMENTS II INC.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ( )
                                                                   (b) ( )

 3     SEC USE ONLY

 4     SOURCE OF FUNDS*
       00

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           ( )

 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

                          7     SOLE VOTING POWER
                                302,616
        NUMBER OF
          SHARES          8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY         9     SOLE DISPOSITIVE POWER
           EACH                 302,616
         REPORTING
          PERSON          10    SHARED DISPOSITIVE POWER
           WITH

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       302,616

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*                                                         ( )

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.6%

 14    TYPE OF REPORTING PERSON*
       PN


                                SCHEDULE 13D

 CUSIP NO. 64107410

 1     NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       WAND (NESTOR) INC.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ( )
                                                                   (b) ( )

 3     SEC USE ONLY

 4     SOURCE OF FUNDS*
       00

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           ( )

 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

                          7     SOLE VOTING POWER
                                4,201,530
        NUMBER OF
          SHARES          8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY         9     SOLE DISPOSITIVE POWER
           EACH                 4,201,530
        REPORTING
          PERSON          10    SHARED DISPOSITIVE POWER
           WITH

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,201,530

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*                                                         ( )

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       35.8%

 14    TYPE OF REPORTING PERSON*
       CO


                                SCHEDULE 13D

 CUSIP NO. 64107410

 1     NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       MR. BRUCE W. SCHNITZER

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ( )
                                                                   (b) ( )

 3     SEC USE ONLY

 4     SOURCE OF FUNDS*
       00

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           ( )

 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA

                          7     SOLE VOTING POWER
                                4,201,530
        NUMBER OF
          SHARES          8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY         9     SOLE DISPOSITIVE POWER
           EACH                 4,201,530
        REPORTING
          PERSON          10    SHARED DISPOSITIVE POWER
           WITH

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,201,530

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*                                                         ( )

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       35.8%

 14    TYPE OF REPORTING PERSON*
       IN



                    The Statement on Schedule 13D filed on August 15, 1994, and amended on April 18, 1995 and July 12, 1995, with respect to the common stock, par value $.01 per share (the "Common Stock") of Nestor, Inc., a Delaware corporation (the "Company") is hereby further amended as follows:

          Item 5.  Interest in Securities of the Issuer.

                    Item 5(a) is hereby amended as follows:

                    (a) As of the date hereof, as a result of the consummation of the transactions contemplated by the Revised Standby Agreement and the Rights Offering, the Wand/Nestor Partnership and the Wand/Nestor II Partnership may each be deemed pursuant to the Exchange Act and the rules and regulations promulgated thereunder to beneficially own respectively 33.2% and 2.6% of the outstanding shares of Common Stock of the Company. As of the date hereof, as a result of the relationships and stock ownership discussed above, the General Partner and Mr. Schnitzer may each be deemed, pursuant to the Exchange Act and the rules and regulations promulgated thereunder, to beneficially own approximately 35.8% of the outstanding shares of Common Stock of the Company. Except as set forth in this Item 5(a), none of the Filing Persons or, to the best knowledge of the Filing Persons, Mr. Callard, beneficially owns any shares of Company Common Stock.

                    Item 5(b) is hereby amended as follows:

                    (b)  The Wand/Nestor Partnership and the
          Wand/Nestor II Partnership each has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the shares of Company Common Stock beneficially owned by it as a consequence of its ownership, of record and beneficially, of Series C Convertible Preferred Stock, the New Warrant, the Second Fee Warrant, the warrants acquired as part of the Units, and the Commitment Shares. By virtue of their relationship to the Wand/Nestor Partnership and the Wand/Nestor II Partnership, the General Partner and Mr. Schnitzer may each be deemed to have concurrent indirect power to vote or to direct the vote and to dispose or to direct the disposition of all such shares. Holders of Series C Convertible Preferred Stock are entitled to vote on all matters as to which shareholders of the Company are entitled to vote, with each holder entitled to cast a number of votes equal to the greatest number of whole shares of Common Stock into which such holder's shares of Series C Convertible Preferred Stock could be converted.

                    (c) Except for the transactions related to the consummation of the Revised Standby Agreement, none of the Filing Persons, nor, to the best knowledge of the Filing Persons, Mr. Callard has effected any transactions in Common Stock of the Company during the past 60 days.

          Item 6. Contracts, Understandings or Relationships with respect to Securities of the Issuer.

                    Item 6 is hereby supplemented as follows:

                    Upon consummation of the Revised Standby
          Agreement, the Company, the Wand/Nestor Partnership, the Wand/Nestor II Partnership and certain other stockholders of the Company entered into the First Amended and Restated Registration Rights Agreement dated as of
          October 5, 1995, a copy of which is attached hereto as Exhibit __.

          Item 7.  Material to Be Filed as Exhibits.

                    Exhibit 1 -    Amended and Restated
                                   Registration Rights Agreement,
                                   dated as of October 5, 1995

                    Exhibit 2 -    New Common Stock Purchase
                                   Warrant No. W-N, respecting
                                   928,000 shares of Nestor Common
                                   Stock, dated October 5, 1995 and
                                   issued to the Wand/Nestor
                                   Partnership

                    Exhibit 3 -    Common Stock Purchase Warrant
                                   No. W-Q, respecting 649,600
                                   shares of Nestor Common Stock,
                                   dated October 5, 1995 and issued
                                   to the Wand/Nestor Partnership

                    Exhibit 4 -    New Common Stock Purchase
                                   Warrant No. W-O, respecting
                                   72,000 shares of Nestor Common
                                   Stock, dated October 5, 1995 and
                                   issued to the Wand/Nestor II
                                   Partnership

                    Exhibit 5 -    Common Stock Purchase Warrant
                                   No. W-R, respecting 50,400
                                   shares of Nestor Common Stock,
                                   dated October 5, 1995 and issued
                                   to the Wand/Nestor II
                                   Partnership

                    Exhibit 6 -    Joint Filing Agreement


                                  SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  October 10, 1995

                                        WAND/NESTOR INVESTMENTS L.P.

                                        By:  WAND (NESTOR) INC.,
                                               as general partner

                                        By: /s/ Bruce W. Schnitzer
                                        Name:   Bruce W. Schnitzer
                                        Title:  Chairman


                                     SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  October 10, 1995

                                        WAND/NESTOR INVESTMENTS II L.P.

                                        By:  WAND (NESTOR) INC.,
                                               as general partner

                                        By: /s/ Bruce W. Schnitzer
                                        Name:   Bruce W. Schnitzer
                                        Title:  Chairman


                                     SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  October 10, 1995

                                             WAND (NESTOR) INC.

                                             By: /s/ Bruce W. Schnitzer
                                             Name:   Bruce W. Schnitzer
                                             Title:  Chairman


                                     SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

          Dated:  October 10, 1995


                                             By: /s/ Bruce W. Schnitzer
                                             Name:   Bruce W. Schnitzer


                                   EXHIBIT INDEX

           Exhibit No.                Exhibit Name               Page No.

               1         Amended and Restated Registration
                         Rights Agreement, dated as of
                         October 5, 1995  . . . . . . . . . . . . . . . .

               2         New Common Stock Purchase Warrant
                         No. W-N, respecting 928,000
                         shares of Nestor Common Stock,
                         dated October 5, 1995 and issued
                         to the Wand/Nestor Partnership . . . . . . . . .

               3         Common Stock Purchase Warrant No.
                         W-Q, respecting 649,600 shares of
                         Nestor Common Stock, dated
                         October 5, 1995 and issued to the
                         Wand/Nestor Partnership  . . . . . . . . . . . .

               4         New Common Stock Purchase Warrant
                         No. W-O, respecting 72,000 shares
                         of Nestor Common Stock, dated
                         October 5, 1995 and issued to the
                         Wand/Nestor II Partnership . . . . . . . . . . .

               5         Common Stock Purchase Warrant No.
                         W-R, respecting 50,400 shares of
                         Nestor Common Stock, dated
                         October 5, 1995 and issued to the
                         Wand/Nestor II Partnership . . . . . . . . . . .

               6         Joint Filing Agreement . . . . . . . . . . . . .


                               JOINT FILING AGREEMENT

                    The undersigned, and each of them, do hereby agree and consent to the filing of a single statement on behalf of all of them on Schedule 13D and amendments thereto, in accordance with the provisions of Rule 13d-1(f)(1) of the Securities Exchange Act of 1934.

          Dated:  October 10, 1995
                                        By: /s/ Bruce W. Schnitzer
                                        Name:   Bruce W. Schnitzer

                                        WAND (NESTOR) INC.

                                        By: /s/ Bruce W. Schnitzer
                                        Name:   Bruce W. Schnitzer
                                        Title:  Chairman

                                        WAND/NESTOR INVESTMENTS L.P.

                                        By:     Wand (Nestor) Inc., as
                                                General Partner

                                        By: /s/ Bruce W. Schnitzer
                                        Name:   Bruce W. Schnitzer
                                        Title:  Chairman

                                        WAND/NESTOR INVESTMENTS II L.P.

                                        By:     Wand (Nestor) Inc., as
                                                General Partner

                                        By: /s/ Bruce W. Schnitzer
                                        Name:   Bruce W. Schnitzer
                                        Title:  Chairman